</SEC-HEADER>
                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549
                                ----------------

                                  SCHEDULE 13D
                                 (Rule 13d-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13d-2(a)

                               (Amendment No. 20)

                          Consolidated-Tomoka Land Co.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                     Common Stock, par value $1.00 per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                    210226106
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                                 (CUSIP Number)

                                David J. Winters
                            Wintergreen Advisers, LLC
                          333 Route 46 West, Suite 204
                        Mountain Lakes, New Jersey 07046
                                 (973) 263-2600
--------------------------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                March 9, 2009
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of This Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

          Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

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(1) The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 210226106
          ---------------------

1.   NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

     Wintergreen Advisers, LLC

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  [x]
                                                                 (b)  [_]
3.   SEC USE ONLY



4.   SOURCE OF FUNDS*

     AF

5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [_]

6.   CITIZENSHIP OR PLACE OF ORGANIZATION

     Delaware, USA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON

7.   SOLE VOTING POWER

     0

8.   SHARED VOTING POWER

     1,481,474

9.   SOLE DISPOSITIVE POWER

     0

10.  SHARED DISPOSITIVE POWER

     1,481,474

11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     1,481,474 - See Item 5

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                                      [_]

13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     25.9%

14.  TYPE OF REPORTING PERSON*

     IA

CUSIP No. 210226106
          ---------------------

1.   NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

     Wintergreen Fund, Inc.

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  [x]
                                                                 (b)  [_]
3.   SEC USE ONLY


4.   SOURCE OF FUNDS*

     WC

5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [_]

6.   CITIZENSHIP OR PLACE OF ORGANIZATION

     Maryland, USA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON

7.   SOLE VOTING POWER

     0

8.   SHARED VOTING POWER

     564,961

9.   SOLE DISPOSITIVE POWER

     0

10.  SHARED DISPOSITIVE POWER

     564,961

11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     564,961 - See Item 5

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                                      [x]

13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     9.9%

14.  TYPE OF REPORTING PERSON*

     IV

CUSIP No. 210226106
          ---------------------

1.   NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

     Wintergreen Partners Fund, LP

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  [x]
                                                                 (b)  [_]
3.   SEC USE ONLY


4.   SOURCE OF FUNDS*

     WC

5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [_]

6.   CITIZENSHIP OR PLACE OF ORGANIZATION

     Delaware, USA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON

7.   SOLE VOTING POWER

     0

8.   SHARED VOTING POWER

     548,788

9.   SOLE DISPOSITIVE POWER

     0

10.  SHARED DISPOSITIVE POWER

     548,788

11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     548,788 - See Item 5

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                                      [x]

13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     9.6%

14.  TYPE OF REPORTING PERSON*

     PN

CUSIP No. 210226106
          ---------------------

1.   NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

     Wintergreen Partners Offshore Master Fund, Ltd.

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  [x]
                                                                 (b)  [_]
3.   SEC USE ONLY



4.   SOURCE OF FUNDS*

     WC

5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [_]

6.   CITIZENSHIP OR PLACE OF ORGANIZATION

     Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON

7.   SOLE VOTING POWER

     0

8.   SHARED VOTING POWER

     206,550

9.   SOLE DISPOSITIVE POWER

     0

10.  SHARED DISPOSITIVE POWER

     206,550

11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     206,550 - See Item 5

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                                      [x]

13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     3.6%

14.  TYPE OF REPORTING PERSON*

     CO

CUSIP No. 210226106
          ---------------------

1.   NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

     Renaissance Global Markets Fund

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  [x]
                                                                 (b)  [_]
3.   SEC USE ONLY



4.   SOURCE OF FUNDS*

     WC

5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [_]

6.   CITIZENSHIP OR PLACE OF ORGANIZATION

     Canada

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON

7.   SOLE VOTING POWER

     0

8.   SHARED VOTING POWER

     161,175

9.   SOLE DISPOSITIVE POWER

     0

10.  SHARED DISPOSITIVE POWER

     161,175

11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     161,175 - See Item 5

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                                      [x]

13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     2.8%

14.  TYPE OF REPORTING PERSON*

     CO

CUSIP No. 210226106
          ---------------------

1.   NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

     David J. Winters

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  [x]
                                                                 (b)  [_]
3.   SEC USE ONLY



4.   SOURCE OF FUNDS*

     AF

5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [_]

6.   CITIZENSHIP OR PLACE OF ORGANIZATION

     USA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON

7.   SOLE VOTING POWER

     0

8.   SHARED VOTING POWER

     1,481,474

9.   SOLE DISPOSITIVE POWER

     0

10.  SHARED DISPOSITIVE POWER

     1,481,474

11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     1,481,474 - See Item 5

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                                      [_]

13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     25.9%

14.  TYPE OF REPORTING PERSON*

     IN

 CUSIP No. 210226106
           ---------------------

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Item 1.  Security and Issuer.

     Consolidated-Tomoka Land Co. (the "Issuer"), Common Stock, par value $1.00 per share (the "Shares").
     The address of the Issuer is 1530 Cornerstone Boulevard, Suite 100
      Daytona Beach, Florida 32117.
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Item 2.  Identity and Background.

(a-c, f) This statement is being filed by (i) Wintergreen Fund, Inc, a Maryland USA corporation registered as an investment company under the Investment Company Act of 1940, as amended ("Wintergreen Fund"), (ii) Wintergreen Partners Fund, LP, an unregistered pooled investment vehicle organized as a Delaware USA limited partnership ("Wintergreen Partners"), (iii) Wintergreen Partners Offshore Master Fund, Ltd., an unregistered pooled investment vehicle organized as a Cayman Islands exempted company ("Wintergreen Offshore"), (iv) Renaissance Global Markets Fund, a mutual fund trust organized under the laws of Ontario Canada ("Renaissance"), (v) Wintergreen Advisers, LLC, ("Wintergreen Advisers"), a Delaware USA limited liability company which acts as investment manager of Wintergreen Fund, Wintergreen Partners, Wintergreen Offshore, Renaissance and other investment vehicles, and (vi) David J. Winters, a citizen of the United States ("David Winters"), the managing member and portfolio manager of Wintergreen Advisers. (Each of Wintergreen Fund, Wintergreen Partners, Wintergreen Offshore, Renaissance, Wintergreen Advisers, and David Winters may be referred to herein as a "Reporting Person" and collectively may be referred to as "Reporting Persons").

The principal business and principal office address of each of David Winters, Wintergreen Fund, Wintergreen Partners and Wintergreen Advisers is 333 Route 46 West, Suite 204, Mountain Lakes, New Jersey.

     (d) None of the Reporting Persons have, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

     (e) None of the Reporting Persons have, during the last five years, been a party to a civil proceeding of a judicial or Administrative body of competent jurisdiction and as a result of such proceeding were or are subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or state securities laws or finding any violation with respect to such laws.

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Item 3.  Source and Amount of Funds or Other Consideration.

As of the date hereof Wintergreen Advisers may be deemed to beneficially own 1,481,474 Shares.

As of the date hereof Wintergreen Fund beneficially owns 564,961 Shares.

As of the date hereof Wintergreen Partners beneficially owns 548,788 Shares.

As of the date hereof Wintergreen Offshore beneficially owns 206,550 Shares.

As of the date hereof Renaissance beneficially owns 161,175 Shares.

The source of funds used to purchase the securities reported herein was the working capital of Wintergreen Fund, Wintergreen Partners, Wintergreen Offshore, and Renaissance. The aggregate funds used by the forgoing Reporting Persons to make the purchases was approximately $90.9 million.

No borrowed funds were used to purchase the Shares, other than any borrowed funds used for working capital purposes in the ordinary course of business.

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Item 4.  Purpose of Transaction.

Advisory clients of Wintergreen Advisers are the beneficial owners of approximately 25.9% of the Issuer's common stock. Wintergreen Advisers has initiated discussions with the Issuer on maximizing the value of the Daytona properties, through direct development or partnerships. Wintergreen Advisers intends to continue its dialogue with, and to take an active interest in, the Issuer to encourage strategic focus on the Volusia county properties. To this end, Wintergreen Advisers, from time to time, will communicate with the Issuer and other holders of Common Stock regarding such matters.

On March 9, 2009, the Reporting Persons filed a preliminary proxy statement in an effort to solicit proxies in connection with the Issuer's 2009 annual meeting of stockholders. The proxy solicitation seeks support in connection with (i) the election of Dianne M. Neal, Francis G. O'Connor and Allen C. Harper to serve on the Board of Directors of the Issuer (the "Board"), (ii) a resolution requesting that the Board take the steps necessary to amend the Articles of Incorporation and By-Laws of the Issuer to de-classify the terms of the Board and require that all directors stand for election annually (iii) a resolution requesting that the Board take steps to implement a policy that separates the positions of chairperson of the Board and Chief Executive Officer, and (iv) a resolution requesting that the Board take the steps necessary to amend the Articles of Incorporation and By-Laws of the Issuer to provide that the Board shall consist of no more than eleven (11) directors.

The Reporting Persons may in the future purchase additional Shares or dispose of some or all of such Shares in open-market transactions or privately negotiated transactions. Other than as described herein, the Reporting Persons do not have any plans or proposals that would result in any of the actions described in paragraphs (b) through (j) of Item 4 of the instructions to Schedule 13D.


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Item 5.  Interest in Securities of the Issuer.

(a, b) The Reporting Persons are a group and are each deemed to be the beneficial owner of 1,481,474 Shares, constituting 25.9% of the Shares of the Issuer, based upon 5,727,928 Shares outstanding as of the date of this filing.

Each Reporting Person disclaims beneficial ownership in the Shares reported herein except to the extent of its pecuniary interest therein.

(a, b) As of the date hereof, Wintergreen Advisers as investment manager of Wintergreen Fund, Wintergreen Partners, Wintergreen Offshore and Renaissance, and David Winters, a managing member and portfolio manager of Wintergreen Advisers may be deemed to be the beneficial owner of 1,481,474 Shares, constituting 25.9% of the Shares of the Issuer, based upon 5,727,928 Shares outstanding as of the date of this filing.

     Wintergreen Advisers has the sole power to vote or direct the vote of 0 Shares; has the shared power to vote or direct the vote of 1,481,474 Shares; has sole power to dispose or direct the disposition of 0 Shares; and has shared power to dispose or direct the disposition of 1,481,474 Shares.

     David Winters has the sole power to vote or direct the vote of 0 Shares; has the shared power to vote or direct the vote of 1,481,474 Shares; has sole power to dispose or direct the disposition of 0 Shares; and has shared power to dispose or direct the disposition of 1,481,474 Shares.

(a, b) As of the date hereof, Wintergreen Fund is the beneficial owner of 564,961 Shares (1), constituting 9.9% of the Shares of the Issuer, based upon 5,727,928 Shares outstanding as of the date of this filing.

     Wintergreen Fund has the sole power to vote or direct the vote of 0 Shares; has the shared power to vote or direct the vote of 564,961 Shares; has sole power to dispose or direct the disposition of 0 Shares; and has shared power to dispose or direct the disposition of 564,961 Shares.


(a, b) As of the date hereof, Wintergreen Partners is the beneficial owner of 548,788 Shares (1), constituting 9.6% of the Shares of the Issuer, based upon 5,727,928 Shares outstanding as of the date of this filing.

     Wintergreen Partners has the sole power to vote or direct the vote of 0 Shares; has the shared power to vote or direct the vote of 548,788 Shares; has sole power to dispose or direct the disposition of 0 Shares; and has shared power to dispose or direct the disposition of 548,788 Shares.


(a, b) As of the date hereof, Wintergreen Offshore is the beneficial owner of 206,550 Shares (1), constituting 3.6% of the Shares of the Issuer, based upon 5,727,928 Shares outstanding as of the date of this filing.

     Wintergreen Offshore has the sole power to vote or direct the vote of 0 Shares; has the shared power to vote or direct the vote of 206,550 Shares; has sole power to dispose or direct the disposition of 0 Shares; and has shared power to dispose or direct the disposition of 206,550 Shares.


(a, b) As of the date hereof, Renaissance is the beneficial owner of 161,175 Shares (1), constituting 2.8% of the Shares of the Issuer, based upon 5,727,928 Shares outstanding as of the date of this filing.

     Renaissance has the sole power to vote or direct the vote of 0 Shares; has the shared power to vote or direct the vote of 161,175 Shares; has sole power to dispose or direct the disposition of 0 Shares; and has shared power to dispose or direct the disposition of 161,175 Shares.


     (c) None of the Reporting Persons has effected any transactions in the Shares during the past sixty days or since the most recent filing of Schedule 13D.


     (d) N/A

     (e) N/A

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Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

         N/A.

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Item 7.  Material to be Filed as Exhibits.

Exhibit A: Agreement between the Reporting Persons to file jointly Exhibit B: Power of attorney

--------------------------------------------------------------------------------







                                    SIGNATURE


     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Wintergreen Advisers, LLC
By: David J. Winters, Managing Member.

/s/ David J. Winters
______________________________________

Wintergreen Fund, Inc.
By: David J. Winters, Executive Vice President

/s/ David J. Winters
______________________________________

Wintergreen Partners Fund, LP
By: Wintergreen GP, LLC
By: David J. Winters, Managing Member

/s/ David J. Winters
______________________________________

Wintergreen Partners Offshore Master Fund, Ltd.
By: Wintergreen Advisers, LLC
By: David J. Winters, Managing Member

/s/ David J. Winters
______________________________________

Renaissance Global Markets Fund
By: David J. Winters, Attorney-in-Fact

/s/ David J. Winters
______________________________________

David J. Winters

/s/ David J. Winters
______________________________________

March 25, 2009



Attention. Intentional misstatements or omissions of fact constitute federal criminal violations (see 18 U.S.C. 1001).

                                                                Exhibit A


                                    AGREEMENT
The undersigned agree that this Amendment No 20 to Schedule 13D dated March 25, 2009, relating to the Common Stock, par value $1.00 per share of Consolidated-Tomoka Land Co. shall be filed on behalf of the undersigned.


Wintergreen Advisers, LLC.
By: David J. Winters, Managing Member

/s/ David J. Winters
______________________________________

Wintergreen Fund, Inc.
By: David J. Winters, Executive Vice President

/s/ David J. Winters
______________________________________

Wintergreen Partners Fund, LP
By: Wintergreen GP, LLC
By: David J. Winters, Managing Member

/s/ David J. Winters
______________________________________

Wintergreen Partners Offshore Master Fund, Ltd.
By: Wintergreen Advisers, LLC
By: David J. Winters, Managing Member

/s/ David J. Winters
______________________________________

Renaissance Global Markets Fund
By: David J. Winters, Attorney-in-Fact

/s/ David J. Winters
______________________________________

David J. Winters

/s/ David J. Winters
______________________________________

March 25, 2009

                                                                Exhibit B

POWER OF ATTORNEY

Know all by these presents, that the undersigned hereby constitutes and appoints David J. Winters, the undersigned's true and lawful attorney-in-fact to take any and all action in connection with (i) the undersigned's beneficial ownership of, or participation in a group with respect to, securities of Consolidated-Tomoka Land Company, Inc. (the "Company") directly or indirectly beneficially owned by the undersigned or Wintergreen Advisers, LLC, or any of its affiliates (collectively, the "Wintergreen Group"), and (ii) any proxy solicitation of the Wintergreen Group to effect Wintergreen Group's proposals at the 2009 annual meeting of stockholders of the Company (the "Solicitation"). Such action shall include, but not be limited to:

1. executing for and on behalf of the undersigned that certain Amendment No. 20 to the Schedule 13D dated March 19, 2009, and any amendments thereto, filed by the Wintergreen Group under Section 13(d) of the Securities Exchange Act of 1934 (the "Exchange Act") and the rules thereunder in connection with the undersigned's beneficial ownership of, or participation in a group with respect to, securities of the Company or the Solicitation;

2. executing for and on behalf of the undersigned all Forms 3, 4 and 5 required to be filed under Section 16(a) of the Securities Exchange Act of 1934 and the rules thereunder in connection with the undersigned's beneficial ownership of, or participation in a group with respect to, securities of the Company or the Solicitation; and

3. performing any and all acts for and on behalf of the undersigned that may be necessary or desirable to complete and execute any such document, complete and execute any amendment or amendments thereto, and timely file any such document or amendment with the United States Securities and Exchange Commission and any stock exchange or similar authority.

The undersigned hereby grants to each such attorney-in-fact full power and authority to do and perform any and every act and thing whatsoever requisite, necessary, or proper to be done in the exercise of any of the rights and powers herein granted, as fully to all intents and purposes as the undersigned might or could do if personally present, with full power of substitution or revocation, hereby ratifying and confirming all that such attorney-in-fact, or such attorney-in-fact's substitutes, shall lawfully do or cause to be done by virtue of this Power of Attorney and the rights and powers herein granted. The undersigned acknowledges that the foregoing attorneys-in-fact, in serving in such capacity at the request of the undersigned, are not assuming any of the undersigned's responsibilities to comply with Section 13(d), Section 16 or
Section 14 of the Exchange Act.

This Power of Attorney shall remain in full force and effect until the undersigned is no longer a member of the Wintergreen Group unless earlier revoked by the undersigned in a signed writing delivered to the foregoing attorneys-in-fact.

IN WITNESS WHEREOF, the undersigned has caused this Power of Attorney to be executed as of this 19th day of March 2009.

Renaissance Global Markets Fund
By: Jennifer Hubbard, Managing Director

/s/ Jennifer Hubbard
______________________________________


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